SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.              General Identifying Information

1.             Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐              Merger

☐              Liquidation

☐              Abandonment of Registration

☒             Election of status as a Business Development Company

2.             Name of fund:  TCP Capital Corp. (the “Fund”)

3.             Securities and Exchange Commission File No.: 333- 172669 (1940 Act # 811- 21936)

4.             Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒           Initial Application                ☐            Amendment

5.             Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

2951 28th Street, Suite 1000

Santa Monica, California 90405

6.             Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Richard T. Prins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-2790

7.             Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1094

8.             Classification of fund (check only one):

☒           Management company;

☐            Unit investment trust; or

☐            Face-amount certificate company.

9.             Subclassification if the fund is a management company (check only one):

☐            Open-end              ☒           Closed-end

10.           State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.           Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1094

12.           Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

N/A

13.           If the fund is a unit investment trust (“UIT”) provide:  Not applicable.

(a)           Depositor’s name(s) and address(es):

(b)           Trustee’s name(s) and address(es):

14.           Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐            Yes                         ☒           No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.           (a)           Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒           Yes                         ☐            No

If Yes, state the date on which the board vote took place:  December 15, 2010

If No, explain:

(b)           Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒           Yes                         ☐            No

If Yes, state the date on which the shareholder vote took place:  Consent solicitation. Required approvals received on April 26, 2011.

If No, explain:

II.            Distributions to Shareholders

16.           Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?  Not Applicable.

☐            Yes                         ☐            No

(a)           If Yes, list the date(s) on which the fund made those distributions:

(b)           Were the distributions made on the basis of net assets?  Not Applicable.

☐            Yes                         ☐            No

(c)           Were the distributions made pro rata based on share ownership?  Not Applicable.

☐            Yes                         ☐            No

(d)           If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)           Liquidations only: Not applicable.

Were any distributions to shareholders made in kind?

☐            Yes                         ☐            No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.           Closed-end funds only:

Has the fund issued senior securities?

☐            Yes                         ☒           No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.           Has the fund distributed all of its assets to the fund’s shareholders?  Not Applicable.

☐            Yes                         ☐            No

If No,

(a)           How many shareholders does the fund have as of the date this form is filed?

(b)           Describe the relationship of each remaining shareholder to the fund:

19.           Are there any shareholders who have not yet received distributions in complete liquidation of their interests?  Not Applicable.

☐            Yes                         ☐            No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.           Assets and Liabilities

20.           Does the fund have any assets as of the date this form is filed?

☒           Yes                         ☐            No

If Yes,

(a)           Describe the type and amount of each asset retained by the fund as of the date this form is filed: The Fund has elected status as a business development company under the Investment Company Act of 1940 and maintains its current portfolio.

(b)           Why has the fund retained the remaining assets? See 20(a).

(c)           Will the remaining assets be invested in securities?

☒           Yes                         ☐            No

21.           Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒           Yes                         ☐            No

If Yes,

(a)           Describe the type and amount of each debt or other liability:  The Fund has elected status as a business development company under the Investment Company Act of 1940 and maintains its current portfolio, debt and other liabilities.

(b)           How does the fund intend to pay these outstanding debts or other liabilities?  The fund will pay the outstanding or other liabilities as they come due in the ordinary course of business.

IV.           Information About Event(s) Leading to Request For Deregistration

22.           (a)           List the expenses incurred in connection with the Merger or Liquidation:  Not Applicable.

(i)            Legal expenses: approximately $

(ii)           Accounting expenses: approximately $

(iii)          Other expenses (list and identify separately):

a. Printing of Proxy Statement:	approximately $

b. Audit Fees:	approximately $

c. Transfer Agent Fees:	approximately $

d. Exchange Listing Fees:	approximately $

e. Rating Agency Fees:	approximately $

f. SEC Fees:	approximately $

g. Mailing & Solicitation Fees:	approximately $

(iv)          Total expenses (sum of lines (i)-(iii) above): approximately $

(b)           How were those expenses allocated?  Not Applicable.

(c)           Who paid those expenses?  Not Applicable.

(d)           How did the fund pay for unamortized expenses (if any)?  Not Applicable.

23.           Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐            Yes                         ☒           No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.            Conclusion of Fund Business

24.           Is the fund a party to any litigation or administrative proceeding? Not Applicable.

☐            Yes                         ☐            No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.           Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☒           Yes                         ☐            No

If Yes, describe the nature and extent of those activities:  The Fund has elected status as a business development company under the Investment Company Act of 1940.

VI.           Mergers Only

26.           (a)           State the name of the fund surviving the Merger:  Not Applicable.

(b)           State the Investment Company Act file number of the fund surviving the merger:

Not Applicable.

(c)           If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Not Applicable.

(d)           If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of TCP Capital Corp., (ii) he is the Chief Executive Officer of TCP Capital Corp., and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

TCP Capital Corp.

By:	/s/ Howard M. Levkowitz
Howard M. Levkowitz
Chief Executive Officer